Exhibit 99.1

Enlivex Rain Update: Rain Launches an OpenClaw and AI Agent Interface Allowing Anyone To Create A Prediction Market Via A Single Prompt

•	According to the Rain Foundation, anyone using OpenClaw or other AI agents can generate a live prediction market via a single prompt to the agent, without manual coding or centralized gatekeepers
•	The Rain Foundation announced a $5 million grant program to support developers and creators worldwide in building, launching, and monetizing their own independent prediction markets via the Rain decentralized platform through AI agents

Nes-Ziona, Israel, March 26, 2026 -- Enlivex Ltd. (Nasdaq: ENLV, “Enlivex” or “the Company”), a quality longevity company powered by a prediction markets treasury, today reported that the Rain Foundation, which independently oversees the decentralized prediction markets Rain protocol, announced the launch of its AI agent-ready interface and a $5 million grant program to support developers and creators worldwide in building, launching, and monetizing their own independent prediction market platforms through AI agents, including OpenClaw.

With Rain, builders using OpenClaw or other AI agents can take a single prompt and generate a live prediction market without manual coding or centralized gatekeepers. This allows anyone with a particular idea to turn that idea into a functioning market faster than traditional development would allow.

As interest in prediction markets continues to grow, the Rain Foundation is opening up the Rain protocol system to a wider group of builders. Developers and AI agents will have access not only to existing markets, but also to the infrastructure needed to create and launch their own applications and prediction markets directly on the protocol.

Oren Hershkovitz, CEO of Enlivex, stated, “As a major holder of RAIN in our treasury portfolio, we are pleased with the milestones that the Rain Foundation is accomplishing. Allowing anyone using OpenClaw or other AI agents to generate a live prediction market via a single prompt to the agent is a forward-looking business concept, and we believe this presents the opportunity for the Rain protocol to increase its position as a leading decentralized prediction markets platform. We believe that the expected growth of Rain’s revenues in the next several years would be beneficial to the RAIN token due to the appropriation of approximately 2.5% of the total trading volume to automatic buy-and-burn of the RAIN token.”

About Enlivex (Nasdaq: ENLV)

Enlivex is a quality longevity Company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging with a primary focus on age-related osteoarthritis.

In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would,” “could,” “intends,” “estimates,” “suggests,” “target,” “has the potential to,” “goal,” and other words of similar meaning, including statements relating to the anticipated benefits of the Company’s digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the impact of expanded exchange listings and increased token liquidity on market participation and accessibility; the potential effects of digital asset liquidity on the liquidity of the Company’s ordinary shares; macroeconomic, political, and regulatory conditions surrounding digital assets; the Company’s plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; technological and market trends; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs.

Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk of failure to realize the anticipated benefits of the Company’s digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the Company’s operations and business, including the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; risks associated with digital asset exchange listings, trading venues, and market infrastructure; the risk that the price and liquidity of the Company’s ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO
Enlivex Ltd.
shachar@enlivex.com